UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 14, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: August 14, 2002

By: Luciana Bastos de Freitas Rachid

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETROBRAS

Final agreement to acquire control of Petrolera Santa Fe

(Rio de Janeiro, August 13, 2001) - PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil's biggest oil & gas, petrochemicals and energy company announces that following its already announced strategy of expansion of its international operations, it has executed a definitive agreement to acquire full control of Petrolera Santa Fe, the Argentine subsidiary of Devon Energy Corporation (NYSE: DVN), for US$89,550,000, payable at closing of the transaction.

Petrobras estimates that the operation shall be concluded during the last quarter of 2002 upon approval of applicable Argentine regulatory authorities.

Petrolera Santa Fe is dedicated to the exploration, development and production of oil and gas. During 2001, Petrolera Santa Fe produced approximately 6,040 barrels of crude oil per day and approximately 642,000 cubic meters of gas per day from its Sierra Chata, Refugio Tupungato, Atamisqui and El Tordillo fields. Additionally, Petrolera Santa Fe is the concessionaire of the El Mangrullo field, yet to enter into production. Petrobras, based on SPE criteria, calculated Petrolera Santa Fe's proven reserves as of December 31, 2001 at 84.7 MMBoe (millions of barrel of oil equivalent).

With this transaction, Petrobras increases its portfolio of upstream investments by incorporating Petrolera Santa Fe's assets to its current production assets in the province of Salta and its exploration assets in the Neuquen basin. This acquisition generates synergies and balances Petrobras' portfolio in Argentina, currently concentrated in refining and distribution.

As expressed by Mr. Francisco Gros, CEO of Petrobras: "Besides being a good deal for our stockholders, this acquisition is a further demonstration of Petrobras' confidence in the medium and long term perspectives of Argentina and a contribution to the integration process of the commercial and energy sectors of the countries of the Southern Cone of Latin America".

Petroleo Brasileiro S. A. – Petrobras is one of the world's largest integrated oil & gas companies, with business in a wide range of activities, including exploration, production and transport of oil & gas, oil refining, distribution and marketing of gas, oil and its derived products, and energy generation. Petrobras is based in the city of Rio de Janeiro and has operations in Brazil and the rest of Latin America. It also has operations in the Gulf of Mexico and West Africa. According to the consolidated financial statements for year 2001, Petrobras is the largest company in Brazil and the third largest industrial group of Latin America.

J. P. Morgan Securities advised Petrobras in this transaction.

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@thomsonir.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br

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